NORTHWEST		Suite 704, 595 Howe Street Box 35 Vancouver, British Columbia Canada V6C 2T5 Telephone: (604) 687-5792 Facsimile: (604) 688-6615
LAW GROUP
Stephen F.X. O’Neill*† Alan H. Finlayson Charles C. Hethey*∆	Michael F. Provenzano Christian I. Cu*†◊ Brian S.R. O’Neill*†◊
Northwest Law Group is an association of independent lawyers and law corporations.

File #0487/6(A)
August 20, 2012
VIA EDGAR &
E-MAIL (TurkA@sec.gov)
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Washington, DC  20549

Attention:  Adam F. Turk

Dear Sirs/Mesdames:

RE:         VENZA GOLD CORP. (the “Company”)
-	SEC File No. 333-182059
-	Amendment No. 2 to Registration Statement on Form S-1 Filed June 12, 2012

We are the solicitors for the Company.  We write on behalf of the Company in response to your comment letter dated August 3, 2012 regarding the above-referenced Registration Statement on Form S-1 filing (the “Comment Letter”).  On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Registration Statement on Form S-1/A (the "Amended Form S-1").

In addition to the Amended Form S-1, we also provide below our responses to the comments made in the Comment Letter.  Our responses herein are based on the factual information provided to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.  Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form S-1.

General

1.
We note your response to comment 1 in our letter dated July 9, 2012 and your related risk factors on page 8-9, and we reissue, in part, our previous comment.  Since you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), please provide a statement in your critical accounting policies that your financial statements may not be comparable to companies that comply with public company effective dates.

In response to this comment, the Company has inserted a statement in the section “Management Discussion and Analysis of Financial Condition and Results of Operation – Critical Accounting Policies” that the financial statements may not be comparable to companies that comply with public company effective dates.

* Practising through O’Neill Law Corporation	◊ Also of the Nevada State Bar
∆ Also of the New York State Bar	† Also of the Washington State Bar

NORTHWEST LAW GROUP
August 20, 2012

2.
We note your response to comment 3 of our letter dated July 9, 2012 and the revised disclosure regarding the determination of offering price. Please revise page 15 to further clarify. For example, it is unclear how Mr. Biggar considered the current economic climate or how he considered the price of recent sales, which were at an amount significantly below your offer price.

In response to this comment, the Company has revised the disclosure regarding the determination of the offering price.

3.
We note your response to comment 6 in our letter dated July 9, 2012. To avoid confusion, please revise your prospectus cover page to state that the company will sell at a fixed price for the duration of the offering, even after your shares are quoted on the OTCBB.

In response to this comment, the Company has revised the disclosure on its prospectus cover page regarding the duration in which the Company will sell at a fixed price.

4.
Also, please revise to address the possibility that, if a market develops, potential investors may be able to purchase shares from selling shareholders at a lower price than the company’s $.10 offering price.

In response to this comment, the Company has revised the disclosure on its prospectus cover page to address the possibility of potential investors purchasing shares from selling shareholders at a lower price than the fixed offering price.

5.
We note your response to comment 9 in our letter dated July 9, 2012, and we reissue, in part, the comment. Please revise the table on the cover page to include a row that reflects the minimum amount sold.

In response to this comment, the Company has revised to table on its prospectus cover page to include a row that reflects the minimum amount to be sold.

Risk Factors, page 5

“There is no assurance that we will be able to collect…,” page 5

6.
We note the statement within this risk factor that there is no assurance that you will be repaid the outstanding balance even though the notes receivable are secured by a judgment against the debtor. Given that the receivables are “unsecured,” please revise to delete the statement that they are “secured by a judgment…”

The Company has removed the above-mentioned risk factor because the Company has collected the outstanding balance of notes receivable.

Properties, page 25

7.
We note your revised disclosure that you had a professional geologist physically examine the OS Gold Claim in April 2012. Please further describe your arrangement with this geologist including what services were performed and what opinions, if any, were given. We may have further comment.

In response to this comment, the Company has revised its disclosure to further describe the details of the April 2012 examination of the OS Gold Claim.

NORTHWEST LAW GROUP
August 20, 2012

Current Exploration Program, page 29

8.
We note that based on the results of Phase I of your exploration program, you have decided to begin Phase II exploration. Since you have not yet commenced Phase II of your exploration program, please clarify the current business activities of the company. Also, please provide additional details about your exploration program including how you will determine whether to move forward with further exploration following the completion of Phases II and III and who will make this determination.

In response to this comment, the Company has revised its disclosure to clarify the current business activities of the Company and to provide additional details about its exploration program.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Plan of Operation, page 36

9.
We note your response to comment 28 in our letter dated July 9, 2012, and we reissue, in part, the comment. Please expand your disclosure to provide a detailed plan of operation that complies with Item 101(a)(2)(iii) of Regulation S-K including a detailed description of the milestones which the company will achieve over the next 3 months, 6 months, 9 months and 12 months and how the company will use its available funds to achieve them. Please ensure your revisions are consistent with the disclosure in your Use of Proceeds.

In response to this comment, the Company has expanded its disclosure to provide a detailed plan of operation.

Directors, Executive Officers, Promoters and Control Persons, page 40

10.
We note your disclosure on page 41 that Mr. Biggar was paid a fee in connection with both the acquisition of your properties and the general business direction of the company. Please revise this section to identify Mr. Biggar as your promoter or advise. Refer to Rule 405 of Regulation C.

In response to this comment, the Company has revised its disclose to identify Mr. Biggar as a promoter.

Exhibits

11.
Please file exhibit 3.3 in proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

In response to this comment, the Company has included an updated exhibit 3.3 in an acceptable electronic format.

Exhibit 5.1

12.
We reviewed your response to comment 40 in our letter dated July 9, 2012. Please note that it is inappropriate for counsel to assume the accuracy of the officers’ statements in their certificates. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 and file a revised opinion of counsel.

NORTHWEST LAW GROUP
August 20, 2012

In response to this comment, the Company has filed a revised opinion of counsel that does not assume the accuracy of the officer’s statements in their certificates.

Regulation M

Given the concurrent distributions of the same securities, please provide a detailed analysis of how you considered the application of Regulation M to your facts.

Overview of Concurrent Offerings and Regulation M

The Company has filed the Registration Statement to register (i) the sale of up to 1,500,000 common shares at a fixed price of $0.10 per share in a direct offering (the “Primary Offering”), and (ii) the sale by the selling security holders of up to 4,943,328 common shares (the “Secondary Offering”) at a fixed price of $0.10 per share until such time as our shares are quoted on the OTC Bulletin Board, after which, the selling security holders may sell their shares at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices.

If applicable, Regulation M governs the activities of underwriters, issuers, selling security holders and others in connection with the offerings of securities and sets forth an anti-manipulative trading regime during public offerings.  The key provisions of Rules 101 and 102 are set forth in detail below:

1.
Rule 101 of Regulation M. In connection with a distribution of securities, it shall be unlawful for a distribution participant or an affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the restricted period; Provided, however, That if a distribution participant or affiliated purchaser is the issuer or selling security holder of the securities subject to the distribution, such person shall be subject to the provisions of section 102 rather than this section.

2.
Rule 102 of Regulation M. In connection with a distribution of securities effected by or on behalf of an issuer or selling security holder, it shall be unlawful for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the restricted period; Except that, if an affiliated purchaser is a distribution participant, such affiliated purchaser may comply with section 101, rather than this section.

Based on the foregoing rule and other interpretive and concept releases, we submit, on behalf of the Company, that the concurrent Primary Offering and Secondary Offering do not trigger Regulation M as:

1.	The Secondary Offering is not a “distribution” as defined in Rule 100 of Regulation M; and

2.	In the event that the Secondary Offering is deemed a “distribution” as defined in Rule 100 of Regulation M, the Primary and Secondary Offering do not constitute an “inducement” to purchase securities.

Submission No. 1 - Secondary Offering is not a “distribution”

On behalf of the Company, we submit that the Secondary Offering is not a “distribution” as defined in Rule 100 of Regulation M.

Rule 100 of Regulation M defines “distribution” is an “offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”

NORTHWEST LAW GROUP
August 20, 2012

In SEC Release 33-7375 (the “Regulation M Adopting Release”), the SEC provided guidance on the definition of distribution.  In particular, the Adopting Release noted that “each takedown off a shelf is to be individually examined to determine whether such offering constitutes a distribution (i.e., whether it satisfies the “magnitude” or “special selling efforts and selling methods”).”  In Staff Legal Bulletin 9, the SEC restates this position: “the shareholder needs to analyze each takedown off the shelf to determine whether it constitutes a distribution for the purpose of Rule 102.”  Based on the foregoing, the Secondary Offering, on a whole, does not constitute a distribution under Regulation M.

In determining whether a takedown by a selling shareholder constitutes a distribution, SEC Concept Release No. 7057 (the “Concept Release”) provides guidance on the meaning of “magnitude” and “special selling efforts and selling methods”.  Factors relevant to “magnitude” are: (i) number of shares to be registered for sale by the issuer, and (ii) percentage of the outstanding shares, public float and trading volume that those shares represent.  The SEC also noted that “special selling efforts and selling methods” would include agreements providing for greater than normal sales compensation, delivering a sales document and conducting “road shows”.  Based on the above guidance, we submit that a selling security holder takedown in the Secondary Offering will not constitute a distribution as: (i) none of the selling security holders are affiliates of the Company, (ii) the magnitude of each takedown by a selling security holder will be no greater than 340,000 common shares of the Company, and (iii) the Company is not aware of any special selling efforts or selling methods of the selling security holders, and any agreements to act in concert by the selling security holders.

Submission No. 2 – Primary and Secondary Offerings are not inducements to purchase

In the event that the Secondary Offering is a “distribution”, we submit, on behalf of the Company, that the Primary Offering and the Secondary Offering do not constitute an inducement to purchase the covered securities under either the Primary or Secondary Offering.  As a result, the Primary and Secondary Offerings would not violate the Rules 101 and 102 of Regulation M.

The SEC provided guidance to the meaning of inducement in the Concept Release.  In the Concept Release, the SEC provided that inducement “covers activity that causes or is likely to cause another person to bid for or purchase covered securities.”  Specifically, inducement includes brokerage transactions that are solicited by distribution participants and the distribution of research reports.  In the Staff Legal Bulletin 9, the SEC also notes that “absent additional factors, bona fide offers to sell or the solicitation of offers to buy the securities being distributed in one distribution would not be impermissible inducements with respect to a concurrent distribution.”

Based on the foregoing, each of the Primary Offering and the Secondary Offering do not constitute an inducement to purchase the covered securities as:

●	the Primary Offering is at a fixed price of $0.10 during the duration of the offerings;

●	the Secondary Offering is at a fixed price of $0.10 during until such time as the Company’s shares are quoted on the OTC Bulletin Board; and

●
after the Company’s shares are quoted on the OTC Bulletin Board, shares of the Secondary Offering may be sold on the market or in privately negotiated transactions.  In this case, the selling security holders may sell their shares at a price greater than the fixed price under the Primary Offering.  However, there is no reason to suggest that the sales under the Secondary Offering would not involve bona fide offers to sell.  The Company has no knowledge of any selling security holder engaging in sales efforts that go beyond that of bona fide offers to sell.

NORTHWEST LAW GROUP
August 20, 2012

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

`Charles C. Hethey`

CHARLES C. HETHEY

/clk

Enclosures

cc:           Venza Gold Corp.